Panagram Capital, LLC

65 East 55th Street, 29th Floor

New York, NY 10022

December 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of the Registration Statement on Form N-2
Panagram Capital, LLC
File No. 333-261903

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Panagram Capital, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 (accession no. 0001104659-21-153662), together with all amendments and exhibits thereto, originally filed with the Commission on December 28, 2021 (the “Registration Statement”). The Company has determined not to commence operations, and therefore to abandon the registration of the Company. The Company never commenced a public offering of its shares and no securities were sold under the Registration Statement.

The Company intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Company has ceased to be an investment company on Form N-8F.

Pursuant to the foregoing, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter and that a written order granting the withdrawal of the Registration Statement be issued by the Commission. Pursuant to paragraph (b) of Rule 477 of the Securities Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified with 15 calendar days of the filing of this letter.

Should you have any questions regarding this request for withdrawal, please do not hesitate to contact Philip T. Hinkle of Dechert LLP at (202) 261-3460.

Very truly yours,

/s/ Craig Kitchin
Craig Kitchin
Chief Financial Officer and Secretary